stone
stoneco

1Q25 Earnings Release

May 08th, 2025

investors.stone.co

StoneCo Reports First Quarter 2025 Results

George Town, Grand Cayman, May 08, 2025 – StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) today reports its financial results for its first quarter ended March 31, 2025.

Main highlights for 1Q25:

Adjusted Gross Profit	Adjusted Basic EPS
R$ 1.6bn	R$ 1.97/share
+18.7% year over year	+35.6% year over year

Operating and Financial Highlights

MAIN CONSOLIDATED ADJUSTED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics (R$mn)	1Q25	4Q24	Δ q/q %	1Q24	Δ y/y %
Total Revenue and Income	3,669.9	3,609.4	1.7%	3,084.9	19.0%
Adjusted Metrics
Gross Profit	1,644.5	1,699.4	(3.2%)	1,385.7	18.7%
Gross Profit margin (%)	44.8%	47.1%	(2.3 p.p.)	44.9%	(0.1 p.p.)
EBT	690.6	778.1	(11.2%)	567.6	21.7%
EBT margin (%)	18.8%	21.6%	(2.7 p.p.)	18.4%	0.4 p.p.
Net Income	554.4	665.6	(16.7%)	450.4	23.1%
Net income margin (%)	15.1%	18.4%	(3.3 p.p.)	14.6%	0.5 p.p.
Basic EPS (R$/share)	1.97	2.26	(12.8%)	1.46	35.6%
Net Cash	3,777.3	4,704.1	(19.7%)	5,139.8	(26.5%)
o	Total Revenue and Income reached R$3,669.9 million in 1Q25, up 19.0% year over year and 1.7% sequentially, despite the typical seasonality of first quarters. The quarter over quarter improvement reflects the successful execution of our pricing adjustments during the quarter, in the context of a high interest rate environment in Brazil. On a year-over-year basis, growth was primarily driven by a 20.4% increase in revenue from our Financial Services segment, largely due to (i) improved client monetization, mainly resulting from the repricing initiatives, and (ii) the continued expansion of our active client base.
o	Adjusted Gross Profit reached R$1,644.5 million, increasing 18.7% year over year. Sequentially, Adjusted Gross Profit decreased 3.2%, mainly as a result of a higher Brazilian CDI rate and higher Cost of Services, which were partially offset by the higher revenues quarter over quarter despite lower TPV.
o	Adjusted EBT reached R$690.6 million in 1Q25, increasing 21.7% year over year. Adjusted EBT margin expanded 0.4 percentage points compared to 1Q24, reaching 18.8%. Sequentially, Adjusted EBT decreased by 11.2%, with margins decreasing from 21.6% in 4Q24 to 18.8% in 1Q25. The sequential margin decrease reflects primarily a 2.3 percentage point lower gross profit margin, which is mainly a result of (i) the timing mismatch between our repricing efforts and the increase in the Brazilian CDI rate, which directly affects our cost of funding, combined with (ii) higher cost of services as a percentage of revenues. In addition, Adjusted EBT margin was also impacted by higher investments in our distribution channels and partially offset by seasonally lower administrative expenses.
o	Adjusted Net Income totaled R$554.4 million in 1Q25, representing a 23.1% increase versus 1Q24. Adjusted net margin rose to 15.1%, up from 14.6% in 1Q24 and down from 18.4% in 4Q24. The sequential net margin decrease was influenced by the same factors impacting Adjusted EBT margin, combined with a higher effective tax rate during the period.

o	Adjusted Basic EPS reached R$1.97 per share in 1Q25, with an increase of 35.6% year over year and a decrease of 12.8% quarter over quarter. The annual increase exceeded the variation in Adjusted Net Income by 1.5x, mainly due to R$2.4 billion in share buybacks executed over the last twelve months, reducing the total outstanding share count by 39.2 million STNE shares.
o	Adjusted Net Cash position was R$3,777.3 million in the quarter, a 19.7% decrease quarter over quarter and 26.5% year over year. The Company consumed R$926.9 million of Adjusted Net Cash in the quarter, mostly due to R$843.4 million used in the repurchase of 15.1 million STNE shares.

2025 GUIDANCE

Our first quarter results reinforce our path towards the full-year guidance achievement.

MAIN OPERATING METRICS

Table 2: Payments

Payments Operating Metrics	1Q25	4Q24	Δ q/q %	1Q24	Δ y/y %

Total TPV (R$bn)	133.5	143.9	(7.2%)	117.3	13.9%
CTPV (Card TPV)	113.6	123.2	(7.8%)	105.8	7.4%
PIX QR Code	19.9	20.7	(3.7%)	11.5	73.3%

MSMB TPV (R$bn)	119.5	128.4	(6.9%)	101.9	17.2%
CTPV (Card TPV)	103.0	111.5	(7.6%)	93.4	10.2%
PIX QR Code	16.5	16.9	(2.2%)	8.5	94.5%

Key Accounts TPV (R$bn)	14.0	15.5	(9.5%)	15.3	(8.6%)
CTPV (Card TPV)	10.6	11.7	(9.2%)	12.3	(13.9%)
PIX QR Code	3.4	3.8	(10.4%)	3.0	13.3%

Active Client Base ('000)	4,353.5	4,172.7	4.3%	3,720.6	17.0%
MSMB	4,306.1	4,125.0	4.4%	3,676.2	17.1%
Key Accounts	53.3	52.3	2.0%	51.9	2.6%
o	Total TPV grew 13.9% year over year reaching R$133.5 billion in 1Q25, mainly explained by (i) an increase of 10.2% in the MSMB CTPV compared with 1Q24 and (ii) a 73.3% year over year growth in consolidated PIX QR Code volumes. These effects were partially offset by a 13.9% year over year decrease in Key Accounts CTPV. The 7.2% quarterly decrease is mainly due to seasonally lower volumes.

o	Total Payments Active Client base reached 4.4 million in the quarter, representing a 4.3% sequential growth.

MSMB (Micro and SMB clients)

o	MSMB TPV was R$119.5 billion in the quarter, up 17.2% year over year, mainly attributed to the continued expansion of our active client base in the segment. The lower growth rate compared with 4Q24 contemplates some expected volume impacts from adjustments in our pricing policy amid a higher interest rate scenario in the country. On a sequential basis, the decline of 6.9% in MSMB TPV reflects business seasonality. Our MSMB TPV is broken down into the following components:
o	MSMB CTPV was R$103.0 billion in the quarter, up 10.2% compared with 1Q24. CTPV performance is directly impacted by the growth in PIX QR Code transactions, which partially replaced debit volumes. Given that PIX QR Code monetization aligns with our debit net MDR, this shift positively influences our P&L as it enhances engagement with Stone’s banking account.
o	MSMB PIX QR Code volumes were R$16.5 billion in 1Q25, almost 2.0x higher compared with the previous year period, as the adoption of such means of payment continues to increase.
o	MSMB Active Payments Clients were 4.3 million in the quarter, a 17.1% year over year increase or 4.4% sequentially.

Table 3: Banking

Banking Operating Metrics	1Q25	4Q24	Δ q/q %	1Q24	Δ y/y %

MSMB Active Client Base ('000)	3,240.2	3,061.9	5.8%	2,379.7	36.2%

Retail Deposits (R$mn)	8,279.6	8,704.8	(4.9%)	5,985.0	38.3%
Deposits from retail clients	2,027.2	8,274.9	(75.5%)	5,985.0	(66.1%)
Time Deposits (on-platform)	6,252.4	429.9	1354.3%	0.0	n.a.
o	Banking active client base reached 3.2 million active clients in the first quarter. This represents a 36.2% increase year over year or 5.8% compared with the previous quarter. The sequential growth was primarily driven by the growth of our active payments client base.
o	Total retail deposits were R$8.3 billion in 1Q25, 38.3% higher year over year as a result of our payments and banking bundles and higher client engagement. Sequentially, total retail deposits were 4.9% lower, mainly attributed to seasonally lower volumes in the first quarter.
o	As mentioned in previous quarters, we are scaling our cash sweep strategy, leading to a relevant shift in our retail deposits structure by increasing time deposits. This move improves our funding spreads and, thus, reduces the average cost of funding. While this strategy reduces financial income earned on deposits, it remains accretive to our bottom line on a net basis. As a result, in 1Q25, the composition of our retail deposits was as follows:
▪	Deposits from retail clients were R$2.0 billion, decreasing 66.1% year over year and 75.5% sequentially.
▪	Time deposits (on-platform) were R$6,252.4 million, higher than R$429.9 million in 4Q24 and zero in 1Q24.

Table 4: Credit [1]

Consolidated Credit Metrics	1Q25	4Q24	Δ q/q %	1Q24	Δ y/y %

Portfolio (R$mn)	1,449.1	1,207.6	20.0%	539.6	168.6%
Merchants[2]	1,288.1	1,093.5	17.8%	531.7	142.3%
Credit Card	161.0	114.2	41.0%	7.9	1937.9%

Provisions for losses (R$mn)	(34.0)	(25.5)	33.1%	(44.8)	(24.2%)
Merchants[2]	(31.8)	(17.2)	84.7%	(44.4)	(28.4%)
Credit Card	(2.2)	(8.3)	(73.6%)	(0.4)	393.3%

Coverage ratio	256.3%	331.2%	(74.9 p.p.)	1370.3%	(1114.0 p.p.)
Cost of risk	10.2%	10.0%	(0.3 p.p.)	42.1%	31.8 p.p.

NPL 15-90 days	2.61%	2.47%	0.14 p.p.	2.17%	0.44 p.p.
NPL > 90 days	4.57%	3.61%	0.96 p.p.	1.45%	3.13 p.p.
o	In 1Q25, our total credit portfolio reached R$1,449.1 million, driven primarily by the continued expansion of our merchant portfolio, especially our working capital solution. As we grow the portfolio, we remain focused on maintaining sound asset quality, in line with the guidelines set forth in our risk appetite statement.
o	Provisions for expected losses totaled -R$34.0 million in 1Q25, up from -R$25.5 million in 4Q24. This increase reflects both the continued expansion of our credit portfolio and a normalization of provision levels relative to portfolio size. Our cost of risk for the quarter was 10.2%. Considering the current macroeconomic environment and our conservative approach, we view the level of around 10% as the appropriate in the short- to medium-term.
o	In 1Q25, our coverage ratio stood at 256.3%, which we consider healthy given the maturity profile of our portfolio. The sequential decline in the ratio reflects the natural aging of the portfolio as it continues to season over time
o	NPL 15-90 days for our consolidated credit portfolio was 2.61% and NPL over 90 days was 4.57% in 1Q25 compared with 2.47% and 3.61% in 4Q24, respectively. The increase in NPLs over 90 days is a natural outcome of our portfolio maturation process.

Table 5: Software

Software Financial Metrics (R$mn)	1Q25	4Q24	Δ q/q %	1Q24	Δ y/y %

Recurring Revenue	370.5	365.3	1.4%	338.0	9.6%
Non-recurring Revenue	38.4	51.3	(25.1%)	31.0	23.9%
o	Recurring software revenue was R$370.5 million in the quarter, 9.6% higher year over year and 1.4% sequentially. The year over year increase is mainly explained by (i) the growth in our software active client base and (ii) higher average ticket.
o	Non-recurring revenue was R$38.4 million in 1Q25, up 23.9% year over year and down 25.1% quarter over quarter. The quarter over quarter decrease is mainly attributed to first quarter seasonality.

[1] Merchants consists of the sum of working capital and revolving credit.

Adjusted Income Statement

Table 6: Adjusted Statement of Profit or Loss

Adjusted Statement of Profit or Loss (R$mn)	1Q25	% Rev.	4Q24	% Rev.	Δ q/q %	1Q24	% Rev.	Δ y/y%
Net revenue from transaction activities and other services	684.4	18.6%	829.8	23.0%	(17.5%)	749.8	24.3%	(8.7%)
Net revenue from subscription services and equipment rental	493.2	13.4%	471.3	13.1%	4.6%	456.7	14.8%	8.0%
Financial income	2,303.1	62.8%	2,189.6	60.7%	5.2%	1,741.1	56.4%	32.3%
Other financial income	189.3	5.2%	118.7	3.3%	59.5%	137.3	4.4%	37.9%
Total revenue and income	3,669.9	100.0%	3,609.4	100.0%	1.7%	3,084.9	100.0%	19.0%
Cost of services	(933.9)	(25.4%)	(878.8)	(24.3%)	6.3%	(809.9)	(26.3%)	15.3%
Provision expenses for expected credit losses[2]	(34.0)	(0.9%)	(26.6)	(0.7%)	27.9%	(44.8)	(1.5%)	(24.2%)
Financial expenses, net	(1,091.5)	(29.7%)	(1,031.2)	(28.6%)	5.8%	(889.2)	(28.8%)	22.7%
Gross Profit	1,644.5	44.8%	1,699.4	47.1%	(3.2%)	1,385.7	44.9%	18.7%
Administrative expenses	(242.5)	(6.6%)	(270.6)	(7.5%)	(10.4%)	(232.0)	(7.5%)	4.5%
Selling expenses	(593.1)	(16.2%)	(549.1)	(15.2%)	8.0%	(529.7)	(17.2%)	12.0%
Other income (expenses), net	(118.6)	(3.2%)	(101.7)	(2.8%)	16.6%	(56.7)	(1.8%)	109.1%
Loss on investment in associates	0.4	0.0%	0.1	0.0%	171.5%	0.3	0.0%	16.1%
Profit (loss) before income taxes	690.6	18.8%	778.1	21.6%	(11.2%)	567.6	18.4%	21.7%
Income tax and social contribution	(136.2)	(3.7%)	(112.5)	(3.1%)	21.1%	(117.2)	(3.8%)	16.2%
Net income (loss) for the period	554.4	15.1%	665.6	18.4%	(16.7%)	450.4	14.6%	23.1%

[2]

Total Revenue and Income

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services totaled R$684.4 million in 1Q25, representing an 8.7% year-over-year decline. This decrease was primarily driven by (i) pricing optimizations between card MDRs and prepayment revenues in bundled offers, implemented mainly at the end of last quarter. While this impacted Net Revenue from Transaction Activities and Other Services, it positively contributed to Financial Income. This effect was partially offset by (ii) higher revenues from PIX, membership fees, and transactional banking services.

Quarter over quarter, Net Revenue from Transaction Activities and Other Services decreased 17.5% as a result of item (i) abovementioned for the year over year comparison combined with (ii) seasonally lower TPV in the first quarter.

The shift between transactional revenues and financial income underscores the importance of focusing on gross profit rather than individual revenue lines, as our bundled offerings continue to evolve. This approach provides a more comprehensive view of our business performance.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental increased 8.0% year over year to R$493.2 million in 1Q25. This can be primarily attributed to (i) higher subscription revenues from our software segment, combined with (ii) higher equipment rental revenues.

Quarter over quarter, this revenue line increased 4.6% as a result of the same factors abovementioned for the year over year variation.

Financial Income

Financial Income was R$2,303.1 million in the quarter, a 32.3% year over year growth, explained by higher prepayment and credit revenues. Higher prepayment revenues are a result of the following factors: (i) pricing policy adjustments undertaken in the period, (ii) pricing optimizations between card MDRs and prepayment revenues as anticipated in the “Net Revenue from Transaction Activities and Other Services” section and (iii) higher prepaid volumes.

[2] Starting from 4Q24, write-offs are recognized under Cost of Services.

Quarter over quarter, Financial Income increased 5.2% as a result of higher prepayment revenues explained by items (i) and (ii) aforementioned for the year over year comparison, as well as higher credit revenues. Floating revenues from our banking solution contributed negatively to our quarter over quarter variation, as we started to shift our retail deposits structure, rolling out certificates of deposits. This move improves our funding spreads, but reduces our floating revenue, with a net positive effect to our gross profit and bottom line.

Credit revenues were R$107.7 million in 1Q25 compared with R$79.6 million in 4Q24 and R$33.9 million in 1Q24.

Other Financial Income

Other Financial Income totaled R$189.3 million in 1Q25 compared with R$137.3 million in 1Q24. This increase was primarily due to (i) an increase in CDI in the period from an average of 11.29% in 1Q24 to 12.95% in 1Q25, and (ii) a higher average cash balance.

Compared with the previous quarter, Other Financial Income increased R$70.6 million, due to items (i) and (ii) explained above, combined with taxes of R$13.9 million incurred on intra-group interest on equity payments during 4Q24, which did not happen again in 1Q25.

Adjusted Costs and Expenses

Cost of Services

Cost of Services totaled R$933.9 million in 1Q25, increasing 15.3% year-over-year.

Loan loss provisions were R$34.0 million, down from R$44.8 million in 1Q24, and up from R$26.6 million in 4Q24. Year over year, the decrease in loan loss provisions reflects reduced provisioning requirements as we aligned working capital provisions more closely with our expected loss models.

Excluding these provisions, Cost of Services was R$899.9 million, up 17.6% year-over-year. This increase can be primarily attributed to higher (i) depreciation & amortization, (ii) logistics costs associated with card emission costs and client base expansion, (iii) transaction costs related to cloud and operational software, and (iv) increased investments in technology.

Compared with 4Q24, Cost of Services was 6.3% higher.

Excluding loan loss provisions, Cost of Services increased 5.6% sequentially as a result of items (ii) and (iii) from the aforementioned year over year explanation, combined with higher provisions for acquiring losses.

As a percentage of revenues, Cost of Services excluding loan loss provisions was 24.5%, compared with 24.8% in 1Q24 and 23.6% in 4Q24.

Adjusted Financial Expenses, Net

Financial Expenses, Net were R$1,091.5 million in 1Q25, a 22.7% increase compared with the prior-year period. This growth can be mainly attributed to (i) an increase in average CDI, from 11.29% in 1Q24 to 12.95% in 1Q25 and (ii) higher funding needs for our prepayment and credit operations in the period. These effects were partially offset by (iii) lower funding costs, mostly due to a higher amount of client deposits deployed as funding in our operation. As a percentage of Total Revenue and Income, Financial Expenses, Net increased from 28.8% in 1Q24 to 29.7% in 1Q25.

Compared with 4Q24, Financial Expenses, Net were up 5.8%. This increase was mainly driven by a higher average CDI in the period, from 11.14% in 4Q24 to 12.95% in 1Q25, combined with a higher use of third party sources of funding as we continue to execute our share repurchase program. These factors were partially offset by item (iii) mentioned above for the year over year explanation. As a percentage of revenues, Financial Expenses, net increased from 28.6% in 4Q24 to 29.7% in 1Q25.

Adjusted Administrative Expenses

Administrative Expenses were R$242.5 million, increasing 4.5% year over year, mainly explained by (i) higher personnel expenses and (ii) facilities-related expenditures. As a percentage of revenues, Administrative Expenses decreased from 7.5% in 1Q24 to 6.6% in 1Q25.

Compared with the previous quarter, Administrative Expenses were 10.4% lower. The decrease can be mainly explained by higher seasonal personnel expenses in the fourth quarter compared with first quarters and lower expenses with third party services.

Selling Expenses

Selling Expenses were R$593.1 million in 1Q25, up 12.0% year over year, primarily explained by higher investments in our relational distribution channels. As a percentage of revenues, Selling Expenses decreased from 17.2% to 16.2% in 1Q25.

Compared with 4Q24, Selling Expenses were 8.0% higher. This increase was mainly a result of higher marketing expenses, including the sponsorship of a reality TV show in the period. As a percentage of revenues, Selling Expenses increased from 15.2% in 4Q24 to 16.2% in 1Q25.

Adjusted Other Income (Expenses), Net

Other Expenses, Net were R$118.6 million in the quarter, representing an increase of R$61.9 million on a year over year basis. This growth is mainly explained by a more normalized level of share based compensation expenses, as in the first quarter of 2024 we had a non-recurring positive impact of R$40.5 million from the net effect of cancellation and new grants of incentive plans.

Compared with the previous quarter, Other Expenses, net, were R$16.9 million higher, which can be mostly attributed to higher share-based compensation expenses in the period, as a result of the higher average STNE share price as well as higher grants in the period.

Adjusted Income Tax and Social Contribution

The Company recognized R$136.2 million of income tax and social contribution expenses during 1Q25 over an Adjusted Profit Before Income Taxes of R$690.6 million. The difference to the statutory rate is mainly explained by (i) gains from subsidiaries abroad subject to different statutory tax rates, and (ii) benefits from “Lei do Bem” (Law 11,196/05) incentives.

Adjusted Net Income (Loss) and EPS

In 1Q25 Adjusted Net Income was R$554.4 million, compared with R$450.4 million in 1Q24, increasing 23.1% year over year. This positive evolution was mostly a result of an increase of 18.7% in Adjusted Gross Profit, boosted by the successful execution of adjusting our pricing policy in the period amid higher interest rates in Brazil. This effect was partially offset by an increase of (i) 9.7% in SG&A, (ii) 109.1% in other expenses, net, and (iii) 16.2% in income tax and social contribution.

Compared with the previous quarter, Adjusted Net Income was 16.7% lower, with Adjusted Net Margin decreasing 3.3 percentage points from 18.4% in 4Q24 to 15.1% in 1Q25. This margin decrease was mostly a result of lower adjusted gross profit margin and higher investments in selling expenses, which were partially compensated by seasonally lower administrative expenses.

IFRS Profit and Loss Statement and EPS

Table 7: Conciliation between Adjusted and IFRS Profit and Loss Statement and EPS

Income Statement of Profit or Loss (R$mn)	1Q25 Adjusted	Adjustments	Rationale	1Q25 IFRS	4Q24 IFRS	Δ q/q %	1Q24 IFRS	Δ y/y%
Total revenue and income	3,669.9	-	-	3,669.9	3,609.4	1.7%	3,084.9	19.0%
Cost of services	(933.9)	-	-	(933.9)	(878.8)	6.3%	(809.9)	15.3%
Financial expenses, net	(1,091.5)	(5.2)	R$3.5mn of financial expenses from fair value adjustments on acquisitions and R$1.6mn from earn-out interests on business combinations.	(1,096.7)	(1,035.5)	5.9%	(896.5)	22.3%
Gross Profit	1,644.5	-	-	1,639.4	1,695.2	(3.3%)	1,378.4	18.9%
Administrative expenses	(242.5)	(35.4)	PPA (Purchase Price Allocation) amortization of acquired software companies.	(277.9)	(303.3)	(8.4%)	(257.0)	8.1%
Selling expenses	(593.1)	-	-	(593.1)	(549.1)	8.0%	(529.7)	12.0%
Software business goodwill impairment loss	0.0	-	-	0.0	(3,558.0)	(100.0%)	0.0	n.a.
Other income (expenses), net	(118.6)	(12.5)	R$11.8mn from fair value adjustments on acquisitions and R$0.7mn fair value of call options.	(131.1)	(108.1)	21.3%	(108.1)	21.3%
Loss on investment in associates	0.4	-	-	0.4	0.1	171.4%	0.3	16.1%
Profit before income taxes	690.6	(53.0)	-	637.6	(2,823.3)	n.m	484.0	31.7%
Income tax and social contribution	(136.2)	15.4	Taxes related to the adjusted items.	(120.9)	(98.6)	22.6%	(110.4)	9.4%
Net Income	554.4	(37.7)	-	516.7	(2,921.8)	n.m	373.6	38.3%

Basic Number of shares (mn)	279.8	-	-	279.8	293.1	(4.5%)	309.1	(9.5%)
Basic EPS (R$/share)	1.97	-	-	1.84	(9.98)	n.m	1.21	52.4%

The variations of the IFRS P&L lines can be explained by the same factors as for the Adjusted P&L lines, except for the ones mentioned below.

Administrative expenses increased 8.1% year over year as a result of higher amortization of fair value adjustments from acquisitions, combined with (i) higher personnel expenses and (ii) facilities-related expenditures. Quarter over quarter, administrative expenses decreased 8.4%, mainly due to (i) higher seasonal personnel expenses in the fourth quarter compared to first quarters and (ii) lower third party services expenses.

Other expenses, net increased 21.3% year over year, mainly as a result of (i) more normalized levels of shared-based compensation expenses, mostly as a result of a non-recurring positive impact of R$40.5 million from the net effect of cancellation and new grants of incentive plans in 1Q24 which did not repeat this quarter, combined with (ii) higher fair value adjustments related to acquired companies. These effects were partially offset by the positive net effect related to the PinPag divestment in the amount of R$52.9 million in 1Q24, which did not repeat this quarter. Quarter over quarter, other expenses, net increased 21.3% due to higher share-based compensation expenses combined with item (ii) mentioned above for the year over year explanation.

Net Income was R$516.7 million in the quarter with a margin of 14.1%, compared with R$373.6 million and a margin of 12.1% in 1Q24. The year over year increase of 38.3% can be primarily attributed to higher gross profit, being partially offset by increases in SG&A.

In 4Q24, we had a net loss of R$2,921.8 million, compared with a net income of R$516.7 million in 1Q25, as in 4Q24 we incurred in a software business goodwill expense of R$3,558.0 million. Excluding this effect, Net income would have have been R$636.2 million in 4Q24, with net margin decreasing from 17.6% to 14.1% in 1Q25. The sequential decrease in Net Income (excluding software goodwill effect) is mainly explained by seasonality and higher investments in our distribution channels, partially compensated by stronger revenues.

IFRS Basic EPS was R$1.84 per share in 1Q25 compared with R$1.21 in 1Q24 and -R$9.98 in 4Q24.

SEGMENT REPORTING

Below, we provide our main financial metrics broken down into our two reportable segments and non-allocated activities.

Table 8: Financial metrics by segment

Segment Reporting (R$mn Adjusted)	1Q25	% Rev	4Q24	% Rev	Δ q/q %	1Q24	% Rev	Δ y/y %
Total Revenue and Income	3,669.9	100.0%	3,609.4	100.0%	1.7%	3,084.9	100.0%	19.0%
Financial Services	3,261.0	100.0%	3,192.9	100.0%	2.1%	2,710.3	100.0%	20.3%
Software	408.9	100.0%	416.6	100.0%	(1.8%)	369.1	100.0%	10.8%
Non-Allocated	0.0	n.m.	0.0	n.m.	n.a.	5.5	100.0%	(100.0%)
Adjusted EBITDA	1,804.1	49.2%	1,902.0	52.7%	(5.1%)	1,512.0	49.0%	19.3%
Financial Services	1,730.5	53.1%	1,811.9	56.7%	(4.5%)	1,444.0	53.3%	19.8%
Software	73.4	18.0%	90.1	21.6%	(18.5%)	65.8	17.8%	11.7%
Non-Allocated	0.0	n.m.	(0.0)	n.m	n.m.	2.2	40.3%	(99.5%)
Adjusted EBT	690.6	18.8%	778.1	21.6%	(11.2%)	567.6	18.4%	21.7%
Financial Services	637.5	19.5%	700.1	21.9%	(9.0%)	528.6	19.5%	20.6%
Software	53.1	13.0%	78.0	18.7%	(32.0%)	37.2	10.1%	42.7%
Non-Allocated	0.1	n.m.	(0.0)	n.m.	n.m.	1.9	34.2%	(93.8%)
•	Financial Services segment Adjusted EBT was R$637.5 million in the quarter, representing a 20.6% year over year increase. Adjusted EBT margin was 19.5%, staying flattish compared with 1Q24. Sequentially, Financial Services Adjusted EBT decreased by 9.0%, with margins reducing from 21.9% in 4Q24 to 19.5% in 1Q25. The sequential margin decrease reflects primarily a 2.0 percentage point lower gross profit margin, which is mainly a result of (i) the timing mismatch between our repricing efforts and the increase in the Brazilian CDI rate, which directly affects our cost of funding, combined with (ii) higher cost of services as a percentage of revenues.
•	Software Segment Adjusted EBITDA was R$73.4 million in 1Q25, with a margin of 18.0%, compared with R$65.8 million and a margin of 17.8% in the prior-year period. Year over year, Software Adjusted EBITDA increased 11.7% mainly as a result of higher software revenues, which were partially offset by an increase in cost of services.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 9 below:

Table 9: Adjusted Net Cash

Adjusted Net Cash (R$mn)	1Q25	4Q24	1Q24
Cash and cash equivalents	5,650.4	5,227.7	4,988.3
Short-term investments	146.2	517.9	463.7
Accounts receivable from card issuers (a)	34,658.6	29,348.1	26,552.2
Financial assets from banking solution	2,139.0	8,805.9	6,620.3
Derivative financial instrument (b)	35.1	257.6	0.2
Adjusted Cash	42,629.2	44,157.1	38,624.6

Retail deposits (c)	(8,279.6)	(8,704.8)	(5,985.0)
Accounts payable to clients	(16,999.1)	(17,807.4)	(19,044.4)
Institutional deposits and marketable debt securities	(8,878.0)	(8,496.0)	(4,162.6)
Other debt instruments	(4,312.5)	(4,153.0)	(3,942.4)
Derivative financial instrument (b)	(382.8)	(291.8)	(350.5)
Adjusted Debt	(38,851.9)	(39,452.9)	(33,484.9)

Adjusted Net Cash	3,777.3	4,704.1	5,139.8
(a)	Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.
(b)	Refers to economic hedge.
(c)	Includes deposits from banking customers and time deposits from retail clients. For more information on retail deposits, please refer to note 5.6.1 in our Financial Statements.

As of March 31, 2025, the Company’s Adjusted Net Cash was R$3,777.3 million, R$926.9 million lower compared with 4Q24, explained by:

i.	+R$907.7 million of net income plus non-cash expenses such as Depreciation and Amortization, Share-based payments and Allowance for expected credit losses;
ii.	-R$843.4 million from shares buyback;
iii.	-R$287.5 million of capex;
iv.	-R$162.6 million from labor and social security liabilities;
v.	-R$152.4 million from recoverable taxes and income tax paid;
vi.	-R$148.6 million from the non-cash effect from present value adjustment to accounts receivable from card issuers, which flows through Other Comprehensive Income;
vii.	-R$147.4 million from our credit portfolio, net of provision expenses and interest;
viii.	-R$99.7 million from prepaid expenses;
ix.	-R$7.3 million from M&A;
x.	R$14.3 million from other effects.

Cash Flow

Table 10: Cash Flow

Cash Flow (R$mn)	1Q25	1Q24
Operating activities
Net income for the period	516.7	373.6

Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	258.4	217.3
Deferred income tax and social contribution	(12.2)	4.6
Gain (loss) on investment in associates	(0.4)	(0.3)
Accrued interest, monetary and exchange variations, net	174.3	11.4
Provision (reversal) for contingencies	24.4	16.1
Share-based payment expense	87.1	25.8
Allowance for expected credit losses	45.4	54.2
Loss on disposal of property, equipment and intangible assets	(4.2)	6.1
Effect of applying hyperinflation accounting	7.0	1.3
Loss on sale of subsidiary	0.0	53.0
Fair value adjustment in financial instruments at FVPL	69.7	(16.8)
Fair value adjustment to derivatives	(73.2)	10.6

Working capital adjustments:
Accounts receivable from card issuers	(4,851.3)	(1,963.0)
Receivables from related parties	0.2	10.3
Recoverable taxes	(44.4)	(63.4)
Prepaid expenses	(99.7)	(14.0)
Trade accounts receivable, banking solutions and other assets	6,343.2	(184.1)
Credit portfolio	(147.4)	(193.1)
Accounts payable to clients	(2,956.0)	(1,778.7)
Taxes payable	162.3	156.1
Labor and social security liabilities	(162.6)	(116.1)
Payment of contingencies	(13.7)	(7.4)
Trade accounts payable and other liabilities	23.6	80.5
Interest paid	(143.9)	(51.2)
Interest income received, net of costs	1,528.9	958.2
Income tax paid	(108.0)	(64.2)
Net cash provided by (used in) operating activity	624.3	(2,473.1)

Investing activities
Purchases of property and equipment	(180.2)	(180.6)
Purchases and development of intangible assets	(107.3)	(126.0)
Sale of subsidiary, net of cash disposed	0.0	(4.2)
Proceeds from short-term investments, net	374.1	3,029.2
Payment for interest in subsidiaries acquired	(7.3)	(17.9)
Net cash provided by investing activities	79.3	2,700.4

Financing activities
Proceeds from institutional deposits and marketable debt securities	989.4	80.6
Payment of institutional deposits and marketable debt securities	(727.0)	(33.3)
Proceeds from other debt instruments, except lease	1,514.9	3,343.9
Payment to other debt instruments, except lease	(1,175.4)	(790.1)
Payment of principal portion of leases liabilities	(24.1)	(13.6)
Repurchase of own shares	(843.4)	0.0
Dividends paid to non-controlling interests	(3.0)	(2.7)
Net cash used in (provided by) financing activities	(268.6)	2,584.6

Effect of foreign exchange on cash and cash equivalents	(12.3)	(0.1)

Change in cash and cash equivalents	422.7	2,811.9

Cash and cash equivalents at beginning of period	5,227.7	2,176.4
Cash and cash equivalents at end of period	5,650.4	4,988.3

Our cash flow in the quarter was explained by:

Net cash provided by operating activities was R$624.3 million in 1Q25, explained by R$1,093.2 million of Net Income after non-cash adjustments and R$468.9 million outflow from working capital variation. Working capital is mainly composed of the following inflows: (i) R$6,343.2 million from trade accounts receivable, banking solution and other assets; (ii) R$117.9 million from recoverable taxes and taxes payable, and (iii) R$23.6 million from trade accounts payable and other liabilities. Offseting these effects, are mainly the following outflows: (iv) R$99.7 million from prepaid expenses (v) R$147.4 million from our credit product; (vi) R$162.6 million from labor and social security liabilities; (vii) R$251.9 million from interest paid and income tax paid; (viii) R$6,278.5 from changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; and (ix) R$13.6 million from other working capital changes.

Net cash provided by investing activities was R$79.3 million in 1Q25, explained by (i) R$374.1 million in proceeds from short-term investments which was partially compensated by (ii) R$287.5 million in capex, of which R$180.2 million are related to property and equipment, and R$107.3 million related to purchases and development of intangible assets and, (iii) R$7.3 million outflow from M&A.

Net cash used in financing activities was R$268.6 million, mainly explained by R$843.4 million in repurchase of our own shares, partially compensated by net proceeds of R$601.9 million from third-party capital in the period. In addition, we also had R$24.1 million in payment of leases and R$3.0 million cash outflow from capital events related to non-controlling interests. For more information on our financial liabilities, please refer to note 5.6.2 from our Financial Statements.

Consolidated Balance Sheet Statement

Table 11: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	1Q25	4Q24
Assets
Current assets	44,925.6	45,965.0
Cash and cash equivalents	5,650.4	5,227.7
Short-term investments	146.2	517.9
Financial assets from banking solutions	2,139.0	8,805.9
Accounts receivable from card issuers	34,548.6	29,231.8
Trade accounts receivable	416.4	390.6
Credit portfolio	1,079.9	891.7
Recoverable taxes	432.8	372.4
Derivative financial instruments	31.9	156.8
Other assets	480.5	370.3

Non-current assets	9,008.3	8,848.4
Long-term investments	32.2	32.6
Accounts receivable from card issuers	109.9	116.2
Trade accounts receivable	30.5	25.5
Credit portfolio	204.3	171.4
Receivables from related parties	0.6	0.6
Deferred tax assets	1,033.9	871.6
Derivative financial instruments	4.8	103.4
Other assets	152.4	159.2
Investment in associates	77.9	75.8
Property and equipment	1,880.3	1,834.0
Intangible assets	5,481.6	5,458.1

Total Assets	53,933.9	54,813.5

Liabilities and equity
Current liabilities	32,319.8	33,533.8
Retail desposits	8,279.6	8,704.8
Accounts payable to clients	16,947.9	17,756.7
Trade accounts payable	721.7	672.2
Institutional deposits and marketable debt securities	2,853.0	3,066.0
Other debt instruments	2,086.1	1,903.8
Labor and social security liabilities	422.9	578.3
Taxes payable	619.2	560.3
Derivative financial instruments	120.6	10.6
Other liabilities	268.9	281.1

Non-current liabilities	10,146.9	9,452.4
Accounts payable to clients	51.2	50.7
Institutional deposits and marketable debt securities	6,025.0	5,430.0
Other debt instruments	2,471.7	2,496.1
Derivative financial instruments	262.1	281.2
Deferred tax liabilities	786.2	680.7
Provision for contingencies	255.8	237.4
Labor and social security liabilities	57.3	39.5
Other liabilities	237.6	236.8

Total liabilities	42,466.7	42,986.2

Equity attributable to controlling shareholders	11,416.3	11,776.0
Issued capital	0.1	0.1
Capital reserve	14,232.5	14,215.2
Treasury shares	(2,608.3)	(1,805.9)
Other comprehensive income (loss)	(376.1)	(287.0)
Retained earnings (accumulated losses)	168.1	(346.4)

Non-controlling interests	50.9	51.3

Total equity	11,467.2	11,827.3

Total liabilities and equity	53,933.9	54,813.5

Other Information

Conference Call

Stone will discuss its 1Q25 financial results during a teleconference today, May 08, 2025, at 5:00 PM ET / 6:00 PM BRT.

The conference call can be accessed live over the Zoom webinar (ID: 846 5767 0303 | Password: 593175). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.

The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly accross multiple channels and help them grow their businesses with our payments, banking, credit and software solutions.

Investor Contact

Investor Relations

Glossary of Terms

•	“Active Payments Client Base”: refers to MSMBs and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.
•	“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Retail deposits, Accounts payable to clients, Institutional deposits and marketable debt securities, Other debt instruments and Derivative financial instrument.
•	“Banking”: refers to our digital banking solution and includes insurance products.
•	“Banking Active Clients”: clients who have transacted at least R$1 in the past 30 days.
•	"Consolidated Credit Metrics”: refer to metrics for credit cards and merchants, the latter including the sum of working capital and revolving credit.
•	"Cost of risk”: annualized provision for expected credit losses, divided by the average credit portfolio between the current and the previous quarter.
•	"Coverage ratio”: consists of the accumulated loan loss provision expenses over NPL over 90 days.
•	“Credit Portfolio”: is gross of provisions for losses, but net of amortizations.
•	"Credit Revenues”: in 2Q23, credit revenues were recognized net of provision for expected credit losses in Financial Income. From 3Q23 onwards, credit revenues are recognized gross of provision for expected losses, which are allocated in Cost of Services.
•	“CTPV”: means Card Total Payment Volume and refers only to transactions settled through cards. Does not include PIX QR Code volumes.
•	“Financial Services” segment: this segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments, digital banking and credit solutions.
•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. It also includes clients that are onboarded through our integrated partners program, regardless of client size.
•	“Membership fees”: refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base. Until December 31, 2023, membership fees revenues were recognized fully at the time of acquisition. From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client.
•	“MSMB segment”: refer to SMBs – small and medium business (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.
•	”Merchants solution (credit)”: consists of the sum of (i) working capital and (ii) revolving credit.
•	“Non-allocated”: comprises other smaller businesses which are not allocated in our Financial Services or Software segments. From 2Q24 onwards, revenues in the non-allocated business segment are inexistent, since we divested assets within the segment.
•	“NPL (Non-Performing Loans)”: is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 5.4.1 of the Financial Statements.

•	“Off-platform time deposits”: refers to time deposits raised in third-party platforms outside of our ecosystem.
•	“PIX QR Code”: includes the volume of PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants, unless otherwise noted.
•	“Revenue”: refers to Total Revenue and Income net of taxes, interchange fees retained by card issuers and assessment fees paid to payment schemes.
•	“Software” segment: composed of our Strategic Verticals (Retail, Gas Stations, Food, Drugstores and horizontal software), Enterprise and Other Verticals. The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.
•	“Retail Deposits”: includes time deposits and deposits from retail customers, including MSMB and Key Account clients.
•	“TPV”: Total Payment Volume. Reported TPV figures consider all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants, unless otherwise noted.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted EPS (basic), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) amortization of fair value adjustment on acquisitions, (2) unusual income and expenses, (3) impairmet expenses. Adjusted EPS (basic) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations. In addition, it also adjusts by the balances of Financial Assets from Banking Solutions and Retail Deposits.